Exhibit 99.4

Annual General Meeting of Baidu, Inc. Date: June 27, 2023 See Voting Instruction On Reverse Side. Please make your marks like this: ☒ Use pen only For Against Abstain Special Resolution 1. THAT the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in the Notice of the Annual General Meeting of the Company (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Amended M&AA in line with applicable amendments made to Appendix 3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA. Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Annual General Meeting of Baidu, Inc. to be held on June 27, 2023 For Holders as of May 23, 2023 MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 p.m. (New York Time) on June 15, 2023. PROXY TABULATOR FOR BAIDU, INC. P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Copyright © 2023 Mediant Communications Inc. All Rights Reserved

BAIDU, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York Time) on June 15, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Baidu, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business May 23, 2023 at the Annual General Meeting of the Shareholders of Baidu, Inc. to be held on June 27, 2023 at 10:00 a.m. (Beijing time) at the offices of Baidu, Inc. at No. 10 Shangdi 10th Street, Haidian District, Beijing, The People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR BAIDU, INC. P.O. Box 8016 CARY, NC 27512-9903